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                                                                    EXHIBIT 99.4

AROC INC. ANNOUNCES EXPIRATION DATE OF JULY 19, 2001, FOR CASH OFFER AT $0.06 PER SHARE.

HOUSTON, TX--July 5, 2001--AROC Inc. (US OTC: AROI), today announced that it filed amended tender offer documents as of July 2, 2001, with the Securities and Exchange Commission (the "SEC") and that the mailing of these documents to all stockholders will commence on Friday, July 6, 2001. The expiration date of AROC's cash tender offer for all of its shares of common stock has been extended to expire at 5:00 p.m. New York City time on Thursday, July 19, 2001. AROC does not anticipate that the tender offer will be further extended. The tender offer documents were revised to address, among other things, the decision by MPAC Energy, LLC, the holder of a majority of AROC's securities, to take the company private following the completion of the tender offer.

AROC commenced its tender offer to purchase all outstanding shares of its common stock held by its stockholders on May 14, 2001 at a price of $0.06 per share, net in cash to the sellers. As of July 5, 2001, stockholders had tendered 17,809,708 shares of AROC common stock in connection with the tender offer. No further action is required by stockholders who have already tendered their shares of AROC common stock that do not wish to withdraw their shares. The AROC Board of Directors approved the tender offer. The Special Committee determined that the offer was fair to unaffiliated stockholders and recommended these stockholders accept the offer.

Stockholders of AROC should read the tender offer documents, as may be amended from time to time, filed as exhibits to our Schedule TO, which is on file with the SEC, as they contain important information about the tender offer. Investors can obtain these tender offer documents and other filed documents for free at the SEC's website at www.sec.gov. AROC and its subsidiaries are engaged principally in the exploration, development and production of oil and gas and the acquisition of producing oil and gas properties.

Note:  Transmitted on PR Newswire at 12:49 p.m., CDST on July 5, 2001.